EXHIBIT 2.2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”) dated as of April 9, 2004, is by and among Plains Exploration & Production Company, a Delaware corporation (“Parent”), PXP California Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” and, together with Parent, the “Parent Parties”) and Nuevo Energy Company, a Delaware corporation (“Target”).

WHEREAS, on February 12, 2004 the Parent Parties and Target entered into an Agreement and Plan of Merger (the “Merger Agreement”); and

WHEREAS, the parties hereto desire to amend the Merger Agreement;

NOW, THEREFORE, in consideration of the premises and the agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Amendments to Section 3.3(a).

Section 3.3(a) of the Merger Agreement is amended and restated to read as follows:

(a) At least twenty (20) business days prior to the Effective Time, Target shall give each holder of any employee or director stock option of Target (the “Target Options”) outstanding at the Effective Time, the opportunity to elect to have each such Target Option, whether or not then vested, cancelled and cashed out immediately prior to the Effective Time. The consideration for the cancellation of any such Target Option shall be (x) the amount by which the Target Market Price (as defined below) of one share of Target Common Share exceeds the per share exercise price of such Target Option (y) multiplied by the number of Target Common Shares covered by the outstanding portion of the cancelled Target Option. Each such Target Option the holder of which has so elected shall be cancelled and no longer be outstanding immediately prior to the Effective Time. Target shall pay such consideration to the holders electing to cancel their Target Options prior to the Effective Time. “Target Market Price” means the average closing sales price of a Target Common Share as reported under “NYSE Composite Transaction Reports” in The Wall Street Journal for the ten consecutive trading days ending on the second trading day before the expiration of the offer by Target to cancel and cash out such Target Options as set forth in this Section 3.3 (which shall be the Closing Date). Notwithstanding the foregoing, at Parent’s election Parent shall, in lieu of Target’s above-described payments to Named Executives, Parent may make such payments to Named Executives immediately subsequent to the Effective Time.

Section 2. Amendments to Section 3.3(c).

Section 3.3(c) of the Merger Agreement is amended and restated to read as follows:

(c) Immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof, all remaining restrictions with respect to each unvested employee or director restricted Target Common Share issued pursuant to Target’s stock incentive or other equity award plans (the “Target Restricted Shares”) shall expire and the Target shall issue certificates representing Target Common Shares issuable with respect to such Target Restricted Shares and all such issued shares shall be treated as Target Common Shares in accordance with Section 3.1(b). Target is hereby authorized to take all action necessary to effectuate the vesting of the Target Restricted Shares and the issuance of certificates representing Target Common Shares with respect thereto.

Section 3. Amendments to Section 3.3(d).

Section 3.3(d) of the Merger Agreement is amended and restated to read as follows:

(d) [Intentionally deleted].

Section 4. Amendments to Section 4.2(a).

Section 4.2(a) of the Merger Agreement is amended and restated to read as follows:

4.2 Capitalization. (a) The authorized capital stock of Target consists of 50,000,000 Target Common Shares and 10,000,000 shares of preferred stock, par value $1.00 per share (“Target Preferred Shares”). As of the date hereof, (i) 20,289,790 Target Common Shares were issued and outstanding, (ii) no Target Preferred Shares were issued and outstanding, (iii) stock options to acquire 1,329,550 Target Common Shares were outstanding under all stock option plans and agreements of Target, (iv) 387,801 Target Common Shares have been reserved for issuance in connection with grant agreements for Target Restricted Shares, and upon issuance such Target Common Shares will be duly authorized, validly issued, fully paid and non-assessable, (v) $115,000,000 aggregate principal amount of the Debentures convertible into 1,936,830 Target Common Shares upon conversion of such Debentures (including upon conversion of the 2,300,000 issued and outstanding TECONS (by way of exchange of such TECONS for Debentures and the conversion of such Debentures into Target Common Shares)) were issued and outstanding, and (vi) 2,870,249 treasury shares were held by Target. There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote with Target’s stockholders, whether together or as a separate class, on any matters on which Target’s stockholders may vote. All of the outstanding Target Common Shares and Target Preferred Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above or in Section 4.2(a) of the Target Disclosure Schedule, and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Target to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. There are no agreements, arrangements or other understandings to which Target is a party with respect to the right to vote any shares of capital stock of Target.

Section 5. Miscellaneous.

(a) The provisions of Article XI of the Merger Agreement shall apply to this Amendment.

(b) Except as expressly amended by this Amendment, all other terms and conditions of the Merger Agreement shall remain in full force and effect and shall govern this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/S/ JOHN F. WOMBWELL

Name:	John F. Wombwell
Title:	Executive Vice President, General Counsel
and Secretary

PXP CALIFORNIA INC.

By:	/S/ JOHN F. WOMBWELL

Name:	John F. Wombwell
Title:	Vice President and Secretary

NUEVO ENERGY COMPANY

By:	/S/ BRUCE K. MURCHISON

Name:	Bruce K. Murchison
Title:	Senior Vice President of Administration and
General Counsel